Exhibit 99.1

News Release

Orla Mining Launches $25M Exploration Drilling Program to Expand Reserves and Resources and Extend Musselwhite Mine Trend

VANCOUVER, BC, April 1, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce the start of the 2025 exploration drilling program at the Company's recently acquired Musselwhite Mine in Northwestern Ontario.

2025 Program Summary:

  Underground drilling to replace and expand reserves and resources.
  Directional drilling from surface to prove the open down-plunge extension of the mine trend; the first surface program since 2020.
  Drill testing priority near-mine targets to identify potential new mill feed material.

Background:

The Musselwhite Mine has produced nearly 6 Moz of gold over its 28-year operating history. Recent exploration efforts have focused on near-mine targets, including the down-plunge extension of the mine trend (PQ Deep area), through underground drilling to replace depleted reserves and resources. However, historical exploration drilling confirmed that the mineralized system extends at least one kilometre beyond current reserves. These results indicate significant potential mineralization beyond the current reserve.

Orla plans to continue underground exploration while also restarting drilling from surface to confirm the deposit's down-plunge continuity. The objective is to define a critical mass of additional reserves and resources to support expansion of the operation and significantly extend the mine life. Historical drilling along the mine trend extension suggests an additional two to three kilometres of mineralized strike potential beyond current reserves and resources, extending from the PQ Deep area into the down-plunge portion of the mine. Additionally, Orla will assess near-mine targets through surface drilling for further resource growth and potential new mill feed.

"We are thrilled to launch this long-overdue, ambitious exploration program at Musselwhite. Our primary objective is to intersect mineralization beyond the current reserves and resources along the down-plunge extension of the mine trend, demonstrating the potential to extend mine life well beyond 2030. We will also continue underground drilling and reactivate surface drilling near the mine to further expand resources and demonstrate the potential for mine life extension and expansion."

-  Sylvain Guerard, Orla's Senior Vice President, Exploration

2025 Underground Drill Program:

Underground exploration drilling began in March immediately following completion of the Musselwhite acquisition. Orla intends to complete approximately 35,000 metres of underground drilling in 2025 to offset mine depletion and grow reserves, resources and mineral inventories.

Figure 1: Musselwhite Long Section, 2025 Underground Drill Program (CNW Group/Orla Mining Ltd.)

2025 Directional Drilling on the Extension of the Mine:

Historical drill results from the PQ Deeps target area confirmed that gold mineralization at Musselwhite extends at least one kilometre beyond current reserves. Orla is planning a 10,000-metre directional drilling program from surface to further prove the down-plunge extension of the Musselwhite Mine. The 2025 program aims to confirm the first kilometre, beyond existing drilling, of a potential two to three kilometre extension of the current mineral reserves. Drilling is scheduled to begin in the second quarter, with this initial phase expected to continue through the end of 2025.

The last phase of surface exploration drilling conducted by Goldcorp and Newmont in 2017-2020 intersected strong mineralization in the area referred to as Extension 2 and Extension 3, extending approximately one kilometre from the currently defined reserves and resources. The drill results confirm that the mine trend remains open, and Orla intends to define the extent of this mineralization.

Highlighted drill results from this program are presented in Table 1 and Figures 3 and 4.

Table 1: Historical Drillhole Highlights on the Down Plunge Extension of the Mine (Ext 2 & 3):

Hole ID	From (m)	Core Length (m)	Au g/t	Including 10.0g/t Au COG
18-NSD-005	1845.20	14.10	10.9	2.0m @ 18.4g/t Au 3.0m @ 19.5g/t Au 2.3m @ 19.6g/t Au
18-NSD-006	1834.00	14.00	13.0	0.6m @ 14.3g/t Au 0.5m @ 12.0g/t Au 1.3m @ 13.2g/t Au 1.8m @ 22.0g/t Au 3.1m @ 29.6g/t Au
19-NSD-002	1816.10	13.40	16.2	3.8m @ 25.8g/t Au 1.0m @ 11.2g/t Au 3.4m @ 23.6g/t Au
19-NSD-003	1798.00	11.60	19.8	4.1m @ 33.6g/t Au 3.3m @ 19.9g/t Au 0.3m @ 48.3g/t Au
20-NSD-003	1782.70	12.30	12.6	0.9m @ 19.4g/t Au 0.8m @ 23.7g/t Au 0.9m @ 21.2g/t Au 2.9m @ 29.7g/t Au
20-NSD-005	1767.40	9.60	13.2	1.4m @ 27.5g/t Au 0.3m @ 32.5g/t Au 3.8m @ 15.0g/t Au 0.3m @ 11.1g/t Au

Figure 2: Plan View Showing Location of Reported Drill Holes (CNW Group/Orla Mining Ltd.)

Figure 3: Musselwhite Long Section Overview, Directional Drill Program (CNW Group/Orla Mining Ltd.)

Figure 4: Musselwhite Cross Section Drill Intersection Highlights, 15550N (Ext. 3) (CNW Group/Orla Mining Ltd.)

2025 Near-Mine Surface Drilling:

Around the Musselwhite Mine, Orla plans to complete approximately 6,500 metres of drilling in the second half of 2025 to test five priority near-mine targets. These targets, all within a 10-kilometre radius of the Musselwhite mill, are supported by historical drill intersections, surface rock sampling results, and a favorable geological setting. They present opportunities to define satellite mineralized zones that could provide additional mill feed.

The priority targets are either situated along the mine trend (e.g., Karl Zeemal and Midway) or associated with historical drill intersections, gold occurrences (grab samples up to 7 g/t Au) and banded iron formations (e.g., Camp Bay, Bottenfield, and Libert).

Figure 5: 2025 Near Mine Exploration Targets (CNW Group/Orla Mining Ltd.)

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the historical drilling programs at the Musselwhite property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control – Historical Drilling

Historical drill results at Musselwhite were completed by Goldcorp. Inc. ("Goldcorp") and/or Newmont Corporation ("Newmont), the prior owners of the project. The Company's independent qualified person, DRA Americas, Inc. was of the opinion that the drilling and sampling procedures for Musselwhite drill samples by Goldcorp and Newmont were reasonable and adequate for the purposes of the Musselwhite Report (as defined below), and that the Goldcorp and Newmont QA/QC program met or exceeded industry standards. See the Company's NI 43-101 technical report for the project entitled "Technical Report – Musselwhite Mine Project, Ontario, Canada" with an effective date of November 18, 2024 (the "Musselwhite Report") for additional information.

The true widths of the historical drill intersections in this news release are estimated to be between 45% and 100% of the core length.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the goals and objectives of the Company's 2025 exploration drilling program at Musselwhite, including potential mineralization, mine life extension, reserve and resource growth, additional mill feed, and the timing and cost of the exploration program. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Musselwhite Extension Composite Drill Results (Composites 3g/t Au cog)
HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 5.0g/t Au COG	Including 10.0g/t Au COG
17-NSD-001	1646.00	1647.00	1.00	0.77	4.79	4.79
17-NSD-001	1728.80	1729.80	1.00	0.90	33.00	33.00	1m @ 33g/t Au	1m @ 33g/t Au
17-NSD-001	1823.90	1824.90	1.00	0.90	8.53	8.53	1m @ 8.53g/t Au
17-NSD-001	1868.30	1869.00	0.70	0.60	18.20	12.74	0.7m @ 18.2g/t Au	0.7m @ 18.2g/t Au
17-NSD-001	1930.40	1930.80	0.40	0.18	34.30	13.72	0.4m @ 34.3g/t Au	0.4m @ 34.3g/t Au
17-NSD-001	1998.30	1999.00	0.70	0.40	15.90	11.13	0.7m @ 15.9g/t Au	0.7m @ 15.9g/t Au
17-NSD-001	2036.30	2037.60	1.30	0.61	3.78	4.92
17-NSD-001	2040.80	2042.10	1.30	0.61	8.48	11.02	1.3m @ 8.48g/t Au
17-NSD-002	1383.00	1384.00	1.00	0.63	6.52	6.52
17-NSD-002	1889.50	1890.00	0.50	0.44	9.00	4.50
17-NSD-002	1917.40	1918.20	0.80	0.70	6.41	5.13
17-NSD-002	2043.30	2044.80	1.50	0.92	4.36	6.54
17-NSD-004	1859.40	1862.40	3.00	2.40	5.13	15.38	3m @ 5.13g/t Au	0.8m @ 12.6g/t Au
17-NSD-004	1899.90	1901.40	1.50	1.20	18.70	28.05	1.5m @ 18.7g/t Au	0.5m @ 34.37g/t Au 0.6m @ 13.09g/t Au
17-NSD-004	1996.00	1997.10	1.10	0.74	5.67	6.23
17-NSD-004	2002.30	2004.80	2.50	1.68	3.06	7.65
17-NSD-005	1953.60	1954.70	1.10	0.90	24.55	27.00	1.1m @ 24.55g/t Au	1.1m @ 24.55g/t Au
17-NSD-005	1965.60	1968.80	3.20	2.79	16.92	54.15	3.2m @ 16.92g/t Au	1.2m @ 34.41g/t Au 0.3m @ 11.5g/t Au
17-NSD-005	1985.80	1987.10	1.30	1.10	4.81	6.25
18-NSD-001	1797.30	1798.80	1.50	1.20	9.18	13.76	0.8m @ 13.8g/t Au	0.8m @ 13.8g/t Au
18-NSD-001	1812.00	1814.50	2.50	1.70	5.80	14.50	2.5m @ 5.8g/t Au	0.7m @ 13.6g/t Au
18-NSD-001	1858.80	1860.40	1.60	1.20	13.98	22.36	1.6m @ 13.98g/t Au	1.6m @ 13.98g/t Au
18-NSD-001	1891.70	1892.50	0.80	0.60	7.44	5.95
18-NSD-001	1902.90	1905.00	2.10	1.52	3.54	7.42
18-NSD-001	1913.70	1914.40	0.70	0.60	7.94	5.56
18-NSD-001	1949.40	1950.50	1.10	0.50	7.21	7.93	1.1m @ 7.21g/t Au
18-NSD-001	1960.50	1961.00	0.50	0.23	10.40	5.20		0.5m @ 10.4g/t Au
18-NSD-003	1743.00	1743.80	0.80	0.47	10.70	8.56	0.8m @ 10.7g/t Au	0.8m @ 10.7g/t Au
18-NSD-003	1784.70	1785.30	0.60	0.50	116.88	70.13	0.6m @ 116.88g/t Au	0.3m @ 226g/t Au
18-NSD-003	1833.80	1836.40	2.60	1.20	11.19	29.10	2.6m @ 11.19g/t Au	0.9m @ 20.2g/t Au
18-NSD-003	1846.30	1848.80	2.50	1.30	12.85	32.12	1.6m @ 17.55g/t Au	1.6m @ 17.55g/t Au
18-NSD-003	1900.30	1900.90	0.60	0.40	13.28	7.97	0.6m @ 13.28g/t Au	0.6m @ 13.28g/t Au
18-NSD-003	1907.00	1908.20	1.20	0.81	7.03	8.44		0.4m @ 14.96g/t Au
18-NSD-004	1718.70	1720.30	1.60	1.40	3.57	5.70
18-NSD-004	1736.60	1737.50	0.90	0.80	9.66	8.69	0.9m @ 9.66g/t Au
18-NSD-004	1789.00	1790.00	1.00	0.60	18.50	18.50	1m @ 18.5g/t Au	1m @ 18.5g/t Au
18-NSD-004	1880.30	1892.80	12.50	9.35	5.20	65.02	5m @ 9.02g/t Au	0.8m @ 10.14g/t Au 1.7m @ 16.23g/t Au
18-NSD-005	1821.20	1822.30	1.10	0.60	12.85	14.14	1.1m @ 12.85g/t Au	0.5m @ 17.2g/t Au
18-NSD-005	1845.20	1859.30	14.10	9.20	10.92	154.03	14.1m @ 10.92g/t Au	2m @ 18.39g/t Au 3m @ 19.45g/t Au 2.3m @ 19.63g/t Au
18-NSD-005	1862.90	1867.80	4.90	3.05	8.09	39.63	4.6m @ 8.37g/t Au	1.5m @ 17.06g/t Au
18-NSD-005	1873.30	1874.70	1.40	0.80	3.88	5.43
18-NSD-006	1834.00	1848.00	14.00	9.51	12.95	181.34	12.5m @ 14.21g/t Au	0.6m @ 14.3g/t Au 0.5m @ 12g/t Au 1.3m @ 13.23g/t Au 1.8m @ 22g/t Au 3.1m @ 29.64g/t Au
18-NSD-006	1851.30	1852.40	1.10	0.75	16.76	18.44	1.1m @ 16.76g/t Au	0.6m @ 25.1g/t Au
18-NSD-006	1862.30	1863.00	0.70	0.50	7.51	5.26
19-NSD-002	1705.80	1713.30	7.50	5.60	11.64	87.28	7.5m @ 11.64g/t Au	0.5m @ 18.6g/t Au 0.8m @ 55.8g/t Au 0.8m @ 17.3g/t Au
19-NSD-002	1788.10	1791.00	2.90	2.00	3.11	9.03
19-NSD-002	1816.10	1829.50	13.40	10.00	16.20	217.14	12m @ 17.72g/t Au	3.8m @ 25.81g/t Au 1m @ 11.2g/t Au 3.4m @ 23.64g/t Au
19-NSD-003	1701.40	1703.00	1.60	1.40	7.94	12.71	1.6m @ 7.94g/t Au
19-NSD-003	1772.20	1773.00	0.80	0.80	8.32	6.66
19-NSD-003	1791.70	1792.30	0.60	0.50	8.20	4.92
19-NSD-003	1798.00	1809.60	11.60	8.84	19.82	229.94	11.6m @ 19.82g/t Au	4.1m @ 33.64g/t Au 3.3m @ 19.93g/t Au 0.3m @ 48.25g/t Au
19-NSD-007	1766.00	1767.10	1.10	1.00	6.63	7.29
19-NSD-007	1796.00	1798.10	2.10	1.90	9.26	19.45	2.1m @ 9.26g/t Au	0.6m @ 21.2g/t Au
19-NSD-008	1676.10	1677.00	0.90	0.81	7.07	6.36
19-NSD-008	1778.90	1783.10	4.20	3.73	14.00	58.80	1.9m @ 28.97g/t Au	1.3m @ 39.45g/t Au
19-NSD-008	1806.60	1812.00	5.40	2.56	3.33	18.00
19-NSD-008	1818.30	1820.60	2.30	1.14	7.77	17.87	1.5m @ 9.96g/t Au	0.8m @ 12.89g/t Au
19-NSD-009	1726.10	1727.50	1.40	1.20	3.58	5.01
19-NSD-009	1777.00	1777.40	0.40	0.30	25.20	10.08	0.4m @ 25.2g/t Au	0.4m @ 25.2g/t Au
19-NSD-011	1682.10	1682.90	0.80	0.60	13.40	10.72	0.8m @ 13.4g/t Au	0.8m @ 13.4g/t Au
19-NSD-011	1731.50	1732.50	1.00	0.60	4.57	4.57
19-NSD-011	1791.90	1792.30	0.40	0.30	14.70	5.88		0.4m @ 14.7g/t Au
19-NSD-014	1796.60	1797.00	0.40	0.30	23.00	9.20	0.4m @ 23g/t Au	0.4m @ 23g/t Au
19-NSD-014	1835.60	1838.50	2.90	2.00	3.64	10.55
19-NSD-014	1849.90	1854.90	5.00	3.13	5.81	29.06	5m @ 5.81g/t Au	1m @ 19.99g/t Au
20-NSD-003	1748.70	1749.70	1.00	0.70	7.34	7.34
20-NSD-003	1777.20	1777.80	0.60	0.50	36.93	22.16	0.6m @ 36.93g/t Au	0.6m @ 36.93g/t Au
20-NSD-003	1782.70	1795.00	12.30	8.20	12.64	155.47	11.8m @ 13.03g/t Au	0.9m @ 19.43g/t Au 0.8m @ 23.67g/t Au 0.9m @ 21.22g/t Au 2.9m @ 29.74g/t Au
20-NSD-005	1651.70	1657.00	5.30	5.20	7.90	41.87	2m @ 17.78g/t Au	1.6m @ 20.39g/t Au
20-NSD-005	1767.40	1777.00	9.60	6.44	13.26	127.30	9.6m @ 13.26g/t Au	1.4m @ 27.48g/t Au 0.3m @ 32.49g/t Au 3.8m @ 15.02g/t Au 0.3m @ 11.05g/t Au
20-NSD-005	1780.70	1782.60	1.90	1.27	5.91	11.22	1.9m @ 5.91g/t Au
20-NSD-007	1647.30	1650.00	2.70	2.60	4.81	12.99	1.3m @ 6.1g/t Au	0.4m @ 11.5g/t Au
20-NSD-007	1739.70	1740.00	0.30	0.30	20.00	6.00		0.3m @ 20g/t Au
20-NSD-007	1749.60	1757.70	8.10	7.10	3.84	31.08	4.4m @ 5.98g/t Au	0.4m @ 15.4g/t Au
20-NSD-007	1770.00	1771.00	1.00	0.80	5.15	5.15

Criteria: Cut off grade 3g/t Au, minimum length 1.5m, maximum consecutive internal waste 3m, if Au grade x length > 4.5 the composite will be added

Table 2: Musselwhite Extension Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
17-NSD-001	7490.4	15415.8	5302.1	87.4	-82.2	2130.0
17-NSD-002	7490.4	15415.8	5302.1	87.4	-82.2	2085.0
17-NSD-003	7490.4	15415.8	5302.1	87.4	-82.2	1437.0
17-NSD-004	7490.4	15415.8	5302.1	87.4	-82.2	2043.3
17-NSD-005	7490.4	15415.8	5302.1	87.4	-82.2	2043.0
18-NSD-001	7862.6	15631.6	5302.0	85.0	-84.0	2010.0
18-NSD-003	7862.7	15631.6	5302.0	85.0	-84.0	1980.0
18-NSD-004	7862.6	15631.6	5302.0	85.0	-84.0	1929.0
18-NSD-005	7862.6	15631.6	5302.0	85.0	-84.0	1899.0
18-NSD-006	7862.6	15631.6	5302.0	85.0	-84.0	1884.0
19-NSD-001	7862.6	15631.6	5302.0	85.0	-84.0	1568.0
19-NSD-002	7862.6	15631.6	5302.0	85.0	-84.0	1866.0
19-NSD-003	7862.6	15631.6	5302.0	85.0	-84.0	1842.0
19-NSD-004	7862.6	15631.6	5302.0	85.0	-84.0	1668.0
19-NSD-005	7820.7	15489.6	5302.5	85.4	-82.1	946.5
19-NSD-007	7862.6	15631.6	5302.0	85.0	-84.0	1830.0
19-NSD-008	7820.7	15489.6	5302.5	85.4	-82.1	1887.0
19-NSD-009	7862.6	15631.6	5302.0	84.2	-84.4	1824.0
19-NSD-011	7820.7	15489.6	5302.5	85.4	-82.1	1938.0
19-NSD-013	7862.6	15631.6	5302.0	84.3	-84.4	1809.0
19-NSD-014	7820.7	15489.6	5302.5	85.4	-82.1	1893.5
20-NSD-002	7862.6	15631.6	5302.0	84.3	-84.4	1239.0
20-NSD-003	7820.7	15489.6	5302.5	85.4	-82.1	1818.0
20-NSD-005	7820.7	15489.6	5302.5	85.4	-82.1	1827.0
20-NSD-007	7820.7	15489.6	5302.5	85.4	-82.1	1788.0

SOURCE Orla Mining Ltd.

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For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 01-APR-25